SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 18 October 2011

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

KAREN RICHARDSON TO JOIN BT BOARD

Karen Richardson, a San Francisco-based technology executive, is to join the BT Board as a non-executive director.  Her appointment takes effect from November 1 2011.

During Karen's 25 year career in the technology and software industry she has held key positions in several successful technology-driven companies.  Karen is currently on the board of Hi5 Networks Inc, a social networking website, and VirtuOz, a software company, and she was previously a board member of i2 Group (purchased by IBM in 2011).  Recently, she was an adviser to Silver Lake Partners, a private equity firm focused on the technology sector.  From 1998 to 2005 Karen worked for the NASDAQ-listed software company Epiphany Inc, latterly as chief executive officer.  In her early career Karen held a series of roles in technology companies such as Netscape Communications Corporation, Lotus Development Corporation and 3Com Corporation.

Karen has a strong reputation on the West Coast not only for her leadership and experience with early stage companies, but also for her work ethic and insights on changing consumer needs and dynamics.

In welcoming the appointment, BT's Chairman, Sir Michael Rake, said: "Karen has valuable experience in US technology and internet businesses and her strong analytical and strategic skills will help to strengthen the diversity of the Board and help us build a better future for all our stakeholders."

Karen added: "This is a very exciting time in the technology sector and I am very much looking forward to joining the Board and engaging in the challenges and opportunities facing the communications services industry ahead."

Karen Richardson biography
From 2008 - September 2011, Karen Richardson was chairwoman of Hi5 Networks Inc , the sixth-largest1 online gaming site in the world  with 21.7m unique monthly visitors.

Karen is on the board of VirtuOz, a provider of virtual agents for service and sales, and until July 2011 was an adviser to Silver Lake Partners, a $15bn private equity investment firm focused on technology companies.  Karen also sat on the board of i2 Group, a provider of intelligence and investigation management software for law enforcement, defence, national security and private sector organisations.  From 1998 to 2005 Karen was with Epiphany Inc, a NASDAQ-listed company developing customer relationship management software.  Karen was executive vice president of worldwide field operations through 2003, and was then promoted to chief executive officer.

Karen is also an advisory board member of Stanford Technology Ventures Program and Proofpoint Inc, a provider of email security and compliance products.

Karen is married, is a US citizen and holds a BS in Industrial Engineering from Stanford University.

 1  According to comScore Media Matrix, April 2011.

 Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

About BT
BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

In the year ended 31 March 2011, BT Group's revenue was £20,076m with profit before taxation of £1,717m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date   18 October, 2011